15026400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8-21353 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Keely Investment Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. Jackson Blvd., Suite 810
(No. and Street)

Chicago (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John L. Keeley, Jr. (312) 786-5000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1 South Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, John L. Keeley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keeley Investment Corp., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ROBERT KURINSKY
Notary Public - State of Illinois
My Commission Expires Jan 22, 2019

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## Contents

McGladrey

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Keeley Investment Corp.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Keeley Investment Corp. (the Company) as of December 31, 2014, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keeley Investment Corp. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 24017a-5. In our opinion, the supplementary information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

McGladrey LLP

Chicago, Illinois
February 25, 2015

**Keeley Investment Corp.**

**Statement of Financial Condition**
**December 31, 2014**

| | |
|---|---|
| **Assets** | |
| Cash | $ 673,705 |
| Receivable from clearing broker-dealer | 4,888,961 |
| Distribution and shareholder services expense reimbursement receivable | 330,341 |
| Underwriting income receivable | 14,435 |
| Other assets | 720,928 |
| **Total assets** | $ 6,628,370 |
| | |
| **Liabilities and Stockholder's Equity** | |
| Liabilities | |
| Distribution and shareholder services expense payable | $ 1,005,400 |
| Employee compensation and benefits payable | 1,477,645 |
| Accounts payable, accrued expenses and other liabilities | 807,110 |
| | 3,290,155 |
| | |
| Stockholder's Equity | |
| Common stock, no par value, $10 stated value; authorized 100,000 shares; issued and outstanding 25,000 shares | 2,500 |
| Additional paid-in capital | 40,675 |
| Retained earnings | 3,295,040 |
| | 3,338,215 |
| **Total liabilities and stockholder's equity** | $ 6,628,370 |

See Notes to Financial Statements.

**Keeley Investment Corp.**

**Statement of Operations**
**Year Ended December 31, 2014**

| | |
|---|---|
| Revenue: | |
| Commissions | $ 17,214,941 |
| Distribution and underwriting income | 669,505 |
| Interest | 615,166 |
| Other income | 7,115 |
| Total revenue | 18,506,727 |
| Expenses: | |
| Employee compensation and related benefits | 13,647,463 |
| Distribution and shareholder services expenses | 7,557,798 |
| Distribution expense reimbursement | (2,904,391) |
| Shareholder service reimbursement | (1,784,113) |
| Other expenses | 1,256,228 |
| Brokerage and clearing | 792,124 |
| Consulting | 577,393 |
| Marketing | 210,886 |
| Communications and data processing | 151,026 |
| Professional fees | 150,886 |
| Expense reimbursement from affiliate | (9,505,543) |
| Total expenses | 10,149,757 |
| **Net income** | $ 8,356,970 |

See Notes to Financial Statements.

**Keeley Investment Corp.**

**Statement of Changes in Stockholder's Equity**
**Year Ended December 31, 2014**

| | Common Stock Shares | Common Stock Amount | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balance, beginning of year | 25,000 | $ 2,500 | $ 40,675 | $ 3,605,570 | $ 3,648,745 |
| Dividends | - | - | - | (8,667,500) | (8,667,500) |
| Net income | - | - | - | 8,356,970 | 8,356,970 |
| **Balance, end of year** | 25,000 | $ 2,500 | $ 40,675 | $ 3,295,040 | $ 3,338,215 |

See Notes to Financial Statements.

**Keeley Investment Corp.**

**Statement of Cash Flows**
**Year Ended December 31, 2014**

| | |
|---|---|
| Cash Flows from Operating Activities | |
| Net income | $ 8,356,970 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| (Increase) decrease in operating assets: | |
| Receivable from clearing broker-dealer | 18,050 |
| Distribution and shareholder services expense reimbursement receivable | 129,955 |
| Underwriting income receivable | 10,991 |
| Other assets | (40,898) |
| Increase in operating liabilities: | |
| Distribution and shareholder services expense payable | 6,600 |
| Employee compensation and benefits payable | 122,983 |
| Accounts payable, accrued expenses and other liabilities | 498,110 |
| **Net cash provided by operating activities** | 9,102,761 |
| Cash Flows from Financing Activities | |
| Dividends paid, | |
| **Net cash used in financing activities** | (8,667,500) |
| **Net increase in cash** | 435,261 |
| Cash: | |
| Beginning of year | 238,444 |
| End of year | $ 673,705 |
| Supplemental Disclosure of Cash Flow Information | |
| Income taxes paid to the Parent Company | $ 148,394 |

See Notes to Financial Statements.

## Note 1. Nature of Business and Significant Accounting Policies

**Organization and nature of business**: Keeley Investment Corp. (the Company) is a wholly-owned subsidiary of Keeley Holdings, Inc. (KHI), and KHI is a wholly-owned subsidiary of Joley Corp. (the Parent Company). The Parent Company is the parent of the Company, Keeley Asset Management Corp. (KAMCO), an investment adviser registered with the Securities and Exchange Commission (SEC), and KHI. The Parent Company thus controls the Company, KAMCO and KHI.

The Company is a registered broker-dealer with the SEC and a member of the Financial Industry Regulatory Authority (FINRA). The Company introduces its customers to a clearing broker on a fully disclosed basis. The Company may enter into transactions in derivative financial instruments, including options, in order to facilitate its trading activities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, changes in stockholder's equity and cash flows.

**Use of estimates**: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Revenue recognition**: Commission income and related expenses from customer transactions are recorded on a trade-date basis as securities transactions occur. Distribution and underwriting income arise from securities offerings in which the Company acts as an underwriter or agent and are recorded on the accrual basis. Interest income is recorded on the accrual basis.

**Income taxes**: The Company has elected to be treated as a qualified subchapter "S" subsidiary under the Internal Revenue Code. The Company is included in the consolidated federal income tax returns filed by the Parent Company. Income taxes are calculated as if the Parent Company and its affiliates filed on a separate return basis, and the amount of the current tax calculated is ultimately remitted by the Parent Company to the relevant taxing authorities.

The Company is required to pay an Illinois Replacement Tax of 1.5 percent of taxable income. As the ultimate payment is remitted by the Parent Company, the Company records an inter-company payable to remit its share of Illinois Replacement Tax to KHI, which will in turn remit payment to the Parent Company. The accrued replacement tax for the year ended December 31, 2014, totaled $128,000, which is included in accounts payable, accrued expenses and other liabilities in the accompanying statement of financial condition. The related expense of $128,000 for the year ended December 31, 2014, is included in other expenses in the statement of operations.

## Note 1. Nature of Business and Significant Accounting Policies (Continued)

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the income tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2014. The Company is included in the Parent Company's consolidated income tax returns in U.S. federal jurisdiction, and various states. The Parent Company is generally not subject to examination by United States federal or state taxing authorities for tax years before 2011.

**Subsequent events**: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

## Note 2. Receivable from Clearing Broker-Dealer

Amounts receivable from clearing broker-dealer consist of $4,081,134 of money market mutual funds and $807,827 of commissions receivable owed to the Company for execution services at December 31, 2014.

## Note 3. Transactions with Related Parties

The Company provides clerical support and other administrative services to KAMCO under the terms of an agreement for a negotiated amount. Pursuant to an expense sharing agreement, the Company received $9,505,543 from KAMCO for the year ended December 31, 2014, of which $465,619 was a receivable as of December 31, 2014 and included in other assets in the statement of financial condition. This amount is included as a reduction to the Company's expenses in the statement of operations.

The Company is the distributor of a family of affiliated mutual funds, the Keeley Funds, Inc. (the Funds). The Company may receive front-end sales charges when certain share classes of the Funds are sold by its representatives. The Company also receives 0.50 percent of all sales made with a front-end sales charge regardless of whether the selling representative is employed by the Company. For the year ended December 31, 2014, the Company received $4,956 related to front-end sales charges. This amount is reflected in distribution and underwriting income in the statement of operations.

The Company received $519,963 from the Funds pursuant to an approved Rule 12b-1 distribution plan for the year ended December 31, 2014, which is included in distribution and underwriting income in the statement of operations. The Company also received $2,904,390 in Rule 12b-1 distribution plan reimbursements from the Funds, which the Company in turn remitted to various third-parties. This amount is presented as a contra-expense in the statement of operations. The Company has a receivable balance of $192,139 included in distribution and shareholder services expense reimbursement receivable in the statement of financial condition at December 31, 2014.

The Company also provides brokerage services to the Funds. The Company received $4,244,338 in brokerage commissions from the Funds for the year ended December 31, 2014, which is included in commissions in the statement of operations.

The Company is the shareholder servicing agent for the Funds and accordingly, receives a monthly fee at the annual rate of 0.05 percent of the Funds' average daily net assets for shareholder services. For the year ended December 31, 2014, the Company received $1,784,113 in shareholder services-related payments from the Funds, which is included as a contra-expense in the statement of operations. The Company has a receivable balance of $138,202 included in distribution and shareholder services expense reimbursement receivable in the statement of financial condition at December 31, 2014.

## Note 4. Fair Value Measurements

The Company records its investments at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The Company carried $4,081,134 in money market mutual funds, which is included in receivables from clearing broker-dealer in the statement of financial condition, as of December 31, 2014. These financial instruments are considered Level 1, measured at fair value on a recurring basis based on quoted prices for identical assets in active markets. The Company did not hold any Level 2 or Level 3 assets or liabilities during the year ended December 31, 2014.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year.

## Note 5. Commitments and Contingencies

The Parent Company has pledged the stock of the Company to serve as collateral on a senior secured credit facility of the Parent Company.

The Company has a standby unsecured letter of credit of $50,000 that matures on January 31, 2016. The beneficiary of the letter is the Company's clearing broker-dealer (National Financial Services LLC).

## Note 6. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

## Note 7. Employee Benefit Plans

The Company has a defined contribution profit sharing plan which covers substantially all full-time employees and provides for discretionary annual contributions based upon a percent of compensation paid. The discretionary contribution expense for the year ended December 31, 2014, was $337,246, which remained payable and is included in employee compensation and benefits payable in the statement of financial condition at December 31, 2014. Contributions made by the Company vest based upon eligible years of service with a 25 percent vesting after one year and 100 percent vesting occurring in the third year.

The Company also has a 401(k) plan which covers substantially all full-time employees. The Company makes matching contributions up to 6 percent of compensation not to exceed a stated maximum. The matching contribution expense for the year ended December 31, 2014, was $426,281, which remained payable and is included in employee compensation and benefits payable in the statement of financial condition at December 31, 2014.

## Note 8. Off-Balance-Sheet Risk and Concentration of Credit Risk

Securities transactions of customers are introduced to and cleared through a clearing broker-dealer. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker-dealer, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions when necessary.

Securities owned may be used as collateral by the clearing broker-dealer for amounts owed to such clearing broker. The Company did not have any material payables to the clearing broker-dealer at December 31, 2014.

The clearing and depository operations for the Company's security transactions are performed by its clearing broker pursuant to a clearance agreement. The Company consistently monitors the creditworthiness of the clearing broker to mitigate the Company's exposure to credit risk.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains accounts with financial institutions which, at times, may exceed FDIC insurance limits. The Company has not incurred any losses on these accounts in the past and does not expect any such losses in the future.

## Note 9. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $2,155,052, which was $1,905,052 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.53 to 1.

Pursuant to a senior credit facility of KHI, the Company must distribute to KHI any net capital in excess of $5,000,000 on a quarterly basis.

**Keeley Investment Corp.**

**Computation of Net Capital Under Rule 15c3-1**
**December 31, 2014** **Schedule I**

| | |
|---|---|
| Net capital: | |
| Total stockholder's equity | $ 3,338,215 |
| Deductions/charges: | |
| Nonallowable assets: | |
| Receivable from clearing broker-dealer, aged | (35,123) |
| Distribution and shareholder services expense reimbursement receivable | (330,341) |
| Underwriting income receivable | (14,435) |
| Other assets | (720,894) |
| | (1,100,793) |
| **Net capital before haircuts on securities positions (tentative net capital)** | 2,237,422 |
| Haircuts on securities: | |
| Money market funds | (82,370) |
| **Net capital** | 2,155,052 |
| Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness) | 250,000 |
| Excess net capital | $ 1,905,052 |
| Aggregate indebtedness: | |
| Distribution and shareholder services expense payable | $ 1,005,400 |
| Employee compensation and benefits payable | 1,477,645 |
| Accounts payable, accrued expenses and other liabilities | 807,110 |
| **Total aggregate indebtedness** | $ 3,290,155 |
| Ratio: Aggregate indebtedness to net capital | 1.53 to 1 |

Statement pursuant to Paragraph (d)(4) of Rule 17a-5:
There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part II of Form X-17A-5 as of December 31, 2014.

**Keeley Investment Corp.**

**Computation for Determination of Reserve Requirements**
**Under Rule 15c3-3**
**December 31, 2014** **Schedule II**

None; the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

**Information Relating to Possession or Control Requirements**
**Under Rule 15c3-3**
**December 31, 2014** **Schedule III**

None; the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

# Keeley Investment Corp.

Exemption Report
December 31, 2014

McGladrey

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Keeley Investment Corp.
Chicago, Illinois

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Keeley Investment Corp. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and *(b)* Keeley Investment Corp. stated that the Company met the identified exemption provisions throughout the period from June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McGladrey LLP

Chicago, Illinois
February 25, 2015

**Keeley Investment Corp.** -- Exemption Report

**Keeley Investment Corp.** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): 2(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the Period June 1, 2014 through December 31, 2014 year without exception.

Keeley Investment Corp.

I, John L. Keeley, Jr. swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

President

**February 25, 2015**